Exhibit 23.2

Consent of Independent Auditors

Board of Directors

Senior Care Centers, LLC

We consent to the incorporation by reference in the registration statement of Care Capital Properties, Inc. on Form S-4 filed with the Securities and Exchange Commission on or about December 23, 2016, of our report dated March 9, 2016, on our audits of the consolidated balance sheets of Senior Care Centers, LLC as of December 31, 2015 and 2014, and the related consolidated statements of operations, members’ equity and cash flows for the years ended December 31, 2015, 2014 and 2013, which report is included in Care Capital Properties, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2015.

/s/ BKD, LLP

Springfield, Missouri

December 22, 2016